May 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Fenix Parts, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-203296)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of Common Stock, we hereby join the Company’s request, pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:00 p.m., Eastern Daylight Time, on Wednesday, May 13, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that the underwriters have effected the following distribution of the Company’s Preliminary Prospectus dated May 1, 2015 through the date hereof:

Preliminary Prospectus dated May 1, 2015:

Approximately 2,500 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BMO Capital Markets Corp.
Stifel, Nicolaus & Company, Incorporated
Acting severally on behalf of themselves and the several underwriters

BMO Capital Markets Corp.

By:	/s/ Lori A. Begley
Name: Lori A. Begley
Title: Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

[Signature Page to Acceleration Request Letter]